STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.           Tel: +44 207 611 8960
Aldwych House                    Fax: +44 207 611 8965
71-91 Aldwych                    www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                        STOLT-NIELSEN AND OILTANKING GmbH
                 ANNOUNCE JOINT VENTURE FOR TERMINAL IN ANTWERP

LONDON, ENGLAND - MARCH 20, 2006 - Stolt-Nielsen S.A. (Nasdaq NM: SNSA; Oslo Stock Exchange: SNI) announced today an agreement in principle between Stolthaven Terminals BV, a wholly-owned subsidiary of SNSA, and Oiltanking GmbH whereby Stolthaven Terminals BV will acquire a 50% interest in Oiltanking Antwerp N.V. for a total consideration of approximately $64 million, which is paid partly in cash and partly by assumption of outstanding debts. The agreement is subject to regulatory approval and will be retroactive to January 1, 2006.

The terminal will be renamed Oiltanking Stolthaven Antwerp and will continue to operate as an independent liquid and gas storage provider. Oiltanking Stolthaven Antwerp is located on the right bank of the Schelde River in the world's second-largest petrochemical complex that has an infrastructure long established and dedicated for marine and land logistics. The terminal has a capacity of 500,000 cubic meters of tank storage serving the liquid chemical, chemical gas, and petroleum markets. The terminal is also linked to the surrounding industry by 26 pipelines.

The terminal, a specialty chemical hub in the Antwerp Rotterdam Amsterdam ("ARA") region, is now being expanded to serve the growing needs of its customers. The expansion includes the building of 21 new chemical tanks, increasing the existing chemical capacity by 50,000 cubic meters. Two new loading racks for trucks and railcars and a new finger pier with four berths also are being constructed. The new finger pier will include two berths designed for parcel tankers and will allow the facility to bring in ships up to 125,000 deadweight tonnes.

"This is a logical investment for Stolthaven Terminals within our strategy of expanding our terminal network to serve our customers better as well as facilitating turnaround and improving the utilization of our parcel tanker fleet," said Walter Wattenbergh, Managing Director of Stolthaven, SNSA's terminal unit. "Oiltanking Stolthaven Antwerp will be the hub for our growing transportation and storage business in Europe."

"The joint venture with Stolthaven Terminals will allow us to further grow our position in the ARA chemical storage market," added Gust Spaepen, Managing Director of the Oiltanking Group. "Together with Stolthaven Terminals, we will be able to further improve the terminal's performance, while also allowing us to better serve our existing customers and add new customers."

                                                    [LOGO OF STOLT-NIELSEN S.A.]

Contacts:
         Richard M. Lemanski
         U.S.A. 1 203 299 3604
         rlemanski@stolt.com

         Jan Chr. Engelhardtsen
         U.K. 44 20 7611 8972
         jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

ABOUT OILTANKING GmbH
Oiltanking, a division of the German Marquard & Bahls AG, is the second-largest independent tank storage provider for petroleum products, chemicals and gases worldwide. Oiltanking owns and operates 71 terminals in 19 countries in Europe, North and South America, and Asia. The group operates a total storage capacity of worldwide 11.1 million cubic meters.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings;
Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                       2